March 20, 2009
VIA EDGAR AND
FEDERAL EXPRESS
Securities and Exchange Commission
Divison of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Timothy Buchmiller

Re:	PLX Technology, Inc.
Amendment No. 1 to the Registration Statement on Form S-3
Initially Filed January 16, 2009
File No. 333-156760

Dear Mr. Buchmiller:

On behalf of PLX Technology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated February 5, 2009 relating to the Company’s Registration Statement on Form S-3 (File No. 333-156760) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 1 to Mr. Buchmiller by overnight delivery.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1.

Current Report on Form 8-K filed on January 6, 2009

1.
We note that on January 6, 2009 you filed a current report on Form 8-K announcing the completion of your acquisition of Oxford Semiconductor, Inc. Please provide all financial information required by Item 9.01(a) and (b) of Form 8-K prior to requesting acceleration of the effective date of your registration statement. Refer to the Instruction to Item 9.01 of Form 8-K. If you believe that any  financial information may be omitted due to the significance of the transaction or otherwise, please provide us with detailed calculations supporting your conclusions. Please note that at the time any report of the independent auditors is filed related to the foregoing, you should file the consent of the independent auditors by the incorporation by reference of their report into your registration statement.

The Company filed a Form 8-K/A on March 18, 2009 (the “Form 8-K/A”), which contains the financial information required by Items 9.01(a) and (b) of Form 8-K.  The Company filed the consent of the independent auditors for the incorporation by reference of their report for such financial information into the Registration Statement as Exhibit 23.1 to the Form 8-K/A.

Exhibits, page 21

2.	Please file all exhibits to the agreements filed as Exhibits 2.1 and 2.2. to the registration statement, as well as any material schedules relating to payments made to or from the escrow account(s).

Per our telephone conversations with Mr. Buchmiller on February 9, 2009, the Company has filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 6, 2009, the following exhibits to the Agreements filed as Exhibits 2.1 and 2.2 to the Registration Statement in response to the Staff’s comment:

•	Exchange Agent Agreement;
•	Escrow Agreement; and
•	Form of Stockholder Support Agreement.

Other Matters

Pursuant to Rule 472, Amendment No. 1 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 1 for reasons other than (i) in response to a specific Staff comment and (ii) to conform the Risk Factors to those set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 6, 2009.

Please direct your questions or comments to Stephen J. Schrader of this office (415-576-3028) or me (650-251-5926). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Schrader at 415-576-3099 and me at 650-856-9299. Thank you for your assistance.

                                                                                                                                                                                                      Very truly yours,

                                                                                                                                                                                                      /s/ Jenny C. Yeh

                                                                                                                                                                                                      Jenny C. Yeh

cc:  Stephen J. Schrader Esq.
       Arthur O. Whipple